PROXY RESULTS (Unaudited)

On June 13, 2005, a Special Meeting of Shareholders of the Granum Value Fund (the “Fund”), a series of Granum Series Trust (the “Trust”) was held at the offices of Granite Capital International Group L.P., 126 East 56th Street, New York, New York 10022. As of April 25, 2005, the record date, the outstanding shares of the Fund were 4,150,079. Holders of 2,632,320 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The shareholders voted on one proposal.

The following table provides information concerning the matter voted on at the meeting:

Proposal to approve amended and restated investment advisory agreement between the Trust, on behalf of the Fund, and Granum Capital Management, L.L.C. the Fund’s investment adviser, to implement a change in the methodology used to calculate the monthly fee payable to the Adviser

For	Against	Withhold/Abstain

2,584,126	17,792	30,402